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                            April 8, 2024

       Todd Fister
       Chief Financial Officer
       Owens Corning
       One Owens Corning Parkway
       Toledo, OH 43659

                                                        Re: Owens Corning
                                                            Form 10-K for the
year ended December 31, 2023
                                                            Form 8-K filed on
February 14, 2024
                                                            File No. 001-33100

       Dear Todd Fister:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed on February 14, 2024

       Exhibit 99.1

   1. We note you present Adjusted EBIT Margin and Adjusted EBITDA Margin but you do
                                                        not present the most
directly comparable GAAP measure, Net Earnings Margin, with
                                                        equal or greater
prominence. For each non-GAAP financial measure you present, please present the most
directly comparable GAAP measure with equal or greater prominence as required by Item
10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of
                                                        Corporation Finance   s
Compliance & Disclosure Interpretations on Non-GAAP Financial
                                                        Measures.

   2. You indicate in Table 7 that the adjusting items under (a) in the reconciliations for
                                                        Adjusted Earnings and
Adjusted Diluted Earnings Per Share are included in Table 2;
                                                        however, we note the
adjusting items in Table 2 are not provided for each period you present Adjusted
Earnings and Adjusted Diluted Earnings Per Share in Table 7. Please
                                                        ensure all non-GAAP
adjustments are appropriately provided for all periods presented.
 Todd Fister
Owens Corning
April 8, 2024
Page 2


3. We note you present Free Cash Flow Conversion in Table 8 but you do clearly identify it as a non-GAAP financial measure or present the most directly comparable GAAP measure, based on Net Earnings rather than Adjusted Earnings, with equal or greater prominence. For each non-GAAP financial measure you present, please properly title the measure and present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of
         the Division of Corporation Finance   s Compliance & Disclosure
Interpretations on Non-
         GAAP Financial Measures.

Form 10-K for the year ended December 31, 2023

Consolidated Financial Statements
16. Contingent Liabilities and Other Matters, page 105

4.       In the first paragraph, we note you disclose    management believes
that the amount of any
         reasonably possible losses in excess of any amounts accrued, if any, with respect to such
         Proceedings or any other known claim, including the matters described below under the
         caption Environmental Matters (the    Environmental Matters   ), are
not material to the
         Company   s financial statements   ; however, in the last sentence of
the third paragraph, you
         disclose    it is reasonably possible that additional product recall
costs could be incurred
         that exceed the estimated liability by amounts that could be material to our consolidated
         financial statements   . These disclosures appear inconsistent and
potentially confusing.
         Please correct the inconsistency. In addition, to the extent you believe it is reasonably possible that losses exceeding amounts accrued could be material to your consolidated financial statements, provide a range for such losses or, if applicable, disclose a range cannot be provided and explain the nature, extent, and timing of the additional information that is required for you to provide an estimated loss range.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 with any questions.



FirstName LastNameTodd Fister                                 Sincerely,
Comapany NameOwens Corning
                                                              Division of
Corporation Finance
April 8, 2024 Page 2                                          Office of
Manufacturing
FirstName LastName